EXHIBIT 99

PROFESSIONAL VETERINARY PRODUCTS, LTD.
Schedule of Allowances

	Balance at	Charged to		Balance at
	beginning of	costs and		end of
	period	expenses	Deductions	period
Allowance for doubtful accounts (in thousands)
Year ended July 31, 2007	$569	$(13)	$41	$515
Year ended July 31, 2006	970	76	477	569
Year ended July 31, 2005	821	656	507	970
Year ended July 31, 2004	760	236	175	821
Year ended July 31, 2003	353	426	19	760
Allowance for obsolete inventory (in thousands)
Year ended July 31, 2007	$63	$64	$-	$127
Year ended July 31, 2006	152	-	89	63
Year ended July 31, 2005	129	23	-	152
Year ended July 31, 2004	-	129	-	129
Year ended July 31, 2003	-	-	-	-